Exhibit 99.3

HONEYWELL INTERNATIONAL INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
(Dollars in millions, except per share amounts)

	Year Ended December 31, 2014 Affected Line in the Consolidated Statement of Operations
	Product Sales	Cost of Products Sold	Cost of Services Sold	Selling, General and Administrative Expenses	Other (Income) Expense	Total
Amortization of Pension and Other Postretirement Items:
Actuarial losses recognized	$—	$199	$38	$42	$—	$279
Prior service (credit) recognized	—	(1)	—	—	—	(1)
Transition obligation recognized	—	2	—	—	—	2
Losses (gains) on cash flow hedges	(5)	—	—	5	—	—
Unrealized gains on available for sale investments	—	—	—	—	(221)	(221)

Total before tax	$(5)	$200	$38	$47	$(221)	$59

Tax expense (benefit)						(43)

Total reclassifications for the period, net of tax						$16

Note 18. Stock-Based Compensation Plans

Under the terms of the 2011 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (2011 Plan) there were 14,050,760 shares of Honeywell common stock available for future grants at December 31, 2015. Additionally, the 2006 Stock Plan for Non-Employee Directors of Honeywell International Inc. (2006 Directors Plan) expires on April 24, 2016 and it is expected that no future grants will be made under the 2006 Directors Plan prior to expiration. In 2016, the Company is seeking shareowner approval of a new employee stock plan and non-employee director plan and, upon approval, no additional grants will be permitted under the 2011 Plan or the 2006 Directors Plan.

Stock Options—The exercise price, term and other conditions applicable to each option granted under our stock plans are generally determined by the Management Development and Compensation Committee of the Board. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The fair value is recognized as an expense over the employee’s requisite service period (generally the vesting period of the award). Options generally vest over a four-year period and expire after ten years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from traded options on our common stock and historical volatility of our common stock. We used a Monte Carlo simulation model to derive an expected term which represents an estimate of the time options are expected to remain outstanding. Such model uses historical data to estimate option exercise activity and post-vest termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant.

Compensation cost on a pre-tax basis related to stock options recognized in selling, general and administrative expenses in 2015, 2014 and 2013 was $78 million, $85 million and $70 million. The associated future income tax benefit recognized in 2015, 2014 and 2013 was $26 million, $31 million and $24 million.

HONEYWELL INTERNATIONAL INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
(Dollars in millions, except per share amounts)

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost:

	Years Ended December 31,
	2015	2014	2013
Weighted average fair value per share of options granted during the year(1)	$17.21	$16.35	$11.85
Assumptions:
Expected annual dividend yield	1.98%	2.05%	2.55%
Expected volatility	21.55%	23.06%	24.73%
Risk-free rate of return	1.61%	1.48%	0.91%
Expected option term (years)	5.0	5.0	5.5

(1)	Estimated on date of grant using Black-Scholes option-pricing model.

The following table summarizes information about stock option activity for the three years ended December 31, 2015:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2012	35,569,021	$47.13
Granted	6,041,422	69.89
Exercised	(10,329,611)	41.91
Lapsed or canceled	(616,995)	53.84

Outstanding at December 31, 2013	30,663,837	53.27
Granted	5,823,706	93.95
Exercised	(5,697,263)	47.47
Lapsed or canceled	(1,294,668)	67.70

Outstanding at December 31, 2014	29,495,612	61.80
Granted	5,967,256	103.87
Exercised	(4,190,298)	53.40
Lapsed or canceled	(703,132)	84.31

Outstanding at December 31, 2015	30,569,438	$70.76

Vested and expected to vest at December 31, 2015(1)	28,852,696	$68.96

Exercisable at December 31, 2015	17,202,377	$55.11

(1)

Represents the sum of vested options of 17.2 million and expected to vest options of 11.7 million. Expected to vest options are derived by applying the pre-vesting forfeiture rate assumption to total outstanding unvested options of 13.6 million.

HONEYWELL INTERNATIONAL INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
(Dollars in millions, except per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2015:

Range of Exercise prices	Options Outstanding				Options Exercisable
	Number Outstanding	Weighted Average Life(1)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$28.35–$49.99	6,176,777	3.31	$38.45	$402	6,176,777	$38.45	$402
$50.00–$64.99	8,884,587	5.11	58.43	401	7,731,362	58.21	351
$65.00–$75.00	4,490,514	7.16	69.92	151	2,048,042	69.92	69
$90.00–$103.90	11,017,560	8.70	99.17	50	1,246,196	94.07	12

	30,569,438	6.34	70.76	$1,004	17,202,377	55.11	$834

(1)	Average remaining contractual life in years.

There were 16,019,742 and 15,594,410 options exercisable at weighted average exercise prices of $49.40 and $45.76 at December 31, 2014 and 2013.

The following table summarizes the financial statement impact from stock options exercised:

Options Exercised	Years Ended December 31,
	2015	2014	2013
Intrinsic value(1)	$210	$272	$367
Tax benefit realized	73	96	129
Operating cash inflow	137	172	333
Financing cash inflow	57	77	99
Total cash received	194	249	432

(1)	Represents the amount by which the stock price exceeded the exercise price of the options on the date of exercise.

At December 31, 2015 there was $140 million of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 2.36 years. The total fair value of options vested during 2015, 2014 and 2013 was $73 million, $72 million and $67 million.

Restricted Stock Units—Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to certain key employees and directors at fair market value at the date of grant as compensation. RSUs typically become fully vested over periods ranging from three to seven years and are payable in Honeywell common stock upon vesting.

HONEYWELL INTERNATIONAL INC.
NOTES TO FINANCIAL STATEMENTS—(Continued)
(Dollars in millions, except per share amounts)

The following table summarizes information about RSU activity for the three years ended December 31, 2015:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2012	8,095,739	$49.91
Granted	1,904,504	75.73
Vested	(2,995,553)	42.17
Forfeited	(312,470)	56.58

Non-vested at December 31, 2013	6,692,220	60.04
Granted	1,455,209	94.88
Vested	(1,787,894)	53.63
Forfeited	(460,341)	63.54

Non-vested at December 31, 2014	5,899,194	70.32
Granted	1,190,406	103.04
Vested	(1,681,342)	56.38
Forfeited	(426,670)	77.73

Non-vested at December 31, 2015	4,981,588	$82.18

As of December 31, 2015, there was approximately $185 million of total unrecognized compensation cost related to non-vested RSUs granted under our stock plans which is expected to be recognized over a weighted-average period of 3.37 years.

The following table summarizes information about income statement impact from RSUs for the three years ended December 31, 2015:

	Years Ended December 31,
	2015	2014	2013
Compensation expense	$97	$102	$100
Future income tax benefit recognized	29	37	35

Note 19. Commitments and Contingencies

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques. It is our policy to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts